[redacted]

13026381

SEC Mail Processing Section
RECEIVED
DEC 03 2013
WASH., D.C.
193

12/6/13

SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 45650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 09/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sword Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Nassau St Fl 5
(No. and Street)

Princeton	NJ	08542-4529
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Camisa — 609-924-6669
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

5 Vaughn Dr Ste 201	Princeton	NJ	08540-6313
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 12/27/13
JD 12/24

OATH OR AFFIRMATION

I, Daniel Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sword Securities Corporation, as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

KATHLEEN CAMISA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 2/5/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

[redacted]

SWORD SECURITIES CORPORATION

Financial Statements

September 30, 2013

With Independent Auditors' Report

Sword Securities Corporation
Table of Contents
September 30, 2013

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, NJ 08540
609.520.1188 fax 609.520.9882

www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

Report on the Financial Statements

We have audited the accompanying financial statements of Sword Securities Corporation which comprise the statement of financial condition as of September 30, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

WS+B

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sword Securities Corporation as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information on pages 9-14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 9-14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 9-14 is fairly stated in all material respects in relation to the financial statements as a whole.

Withum Smith+Brown PC

Princeton, New Jersey
November 26, 2013

Sword Securities Corporation
Statement of Financial Condition
September 30, 2013

Assets	
Cash	$ 94,613
Fees receivable	32,578
Prepaid expenses	1,000
Deposits	409
	$ 128,600
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 20,821
Accounts payable - related party	27,355
Total liabilities	48,176
Stockholder's equity	
Common stock, $1 par value; authorized 3,000 shares, issued and outstanding 100 shares	100
Additional paid-in capital	112,691
Accumulated deficit	(32,367)
Total stockholder's equity	80,424
	$ 128,600

The Notes to Financial Statements are an integral part of these statements.

Sword Securities Corporation
Statement of Operations
Year Ended September 30, 2013

Revenues	
Management fees	$ 2,581,382
Interest	30
Total revenues	2,581,412
Costs and expenses	
Commissions	1,762,587
Management fee - related party	805,642
Regulatory fees	24,660
Accounting	9,667
Legal	31,765
Consulting	1,045
Miscellaneous	407
Total costs and expenses	2,635,773
Loss before provision for income taxes	(54,361)
Provision for income taxes	
Current	2,160
Net loss	$ (56,521)

The Notes to Financial Statements are an integral part of these statements.

Sword Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance, October 1, 2012	$ 100	$ 112,691	$ 24,154	$ 136,945
Net loss	--	--	(56,521)	(56,521)
Balance, September 30, 2013	$ 100	$ 112,691	$ (32,367)	$ 80,424

The Notes to Financial Statements are an integral part of these statements.

Sword Securities Corporation
Statement of Cash Flows
Year Ended September 30, 2013

Cash flows from operating activities	
Net loss	$ (56,521)
Adjustments to reconcile net loss to net cash provided by operating activities	
Cash provided (used) by changes in	
Fees receivable	44,315
Prepaid expenses	(1,000)
Deposits	(40)
Accounts payable and accrued expenses	4,636
Accounts payable - related party	27,288
Increase in cash	18,678
Cash	
Beginning of year	75,935
End of year	$ 94,613

Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for	
Income taxes	$ 3,160

The Notes to Financial Statements are an integral part of these statements.

1. Organization and Summary of Significant Accounting Policies

Nature of Business Operations
Sword Securities Corporation (the "Company") was incorporated in September 1992 under the laws of the State of Delaware and was registered as a broker-dealer on May 21, 1993 pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company is a wholly owned subsidiary of Wm Sword & Co. Incorporated.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
In accordance with industry practice, brokerage commissions on securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Management fees are recognized when earned by registered representatives.

Income Taxes
Deferred income tax assets and liabilities are recognized for the differences between financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year.

The Company files tax returns in the state of New Jersey and is consolidated with its Parent for U.S. Federal income tax purposes. The Company has no open years prior to 2009. The Company has no tax examinations in progress and none are expected at this time. The Company had no unrecognized tax benefits as of September 30, 2013.

The Company classifies interest accrued on unrecognized tax benefits with interest expense. Penalties accrued on unrecognized tax benefits are classified with operating expenses. During 2013, the Company recognized $0 in interest and penalties. The amount accrued for interest and penalties as of September 30, 2013 was $0.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0. At September 30, 2013 the Company had net capital of $46,437 which was $41,437 in excess of its required minimum net capital of $5,000. Also, at September 30, 2013, the Company's ratio of aggregate indebtedness to net capital was 1.04 to 1.0.

3. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(i). The Company has not received, held, or owed any customer funds or carried customer accounts or traded securities for the year ended September 30, 2013.

4. Income Taxes

Temporary differences which give rise to significant deferred income tax assets at September 30, 2013 are as follows:

State capital loss carryforwards	$ 8,727
State net operating loss carryforwards	7,613
Valuation allowance	(16,340)
Deferred tax asset, net	$ --

The provision for income tax expense for the year ended September 30 consists of the following components:

State - current	$ 2,160

The income tax provision differs from the expected tax (benefit) computed at the federal statutory rates due to non-deductible expenses. The Company files its Federal income tax return as part of the consolidated Parent income tax return. The Company has capital loss carryforwards for state purposes expiring as follows: 2015 - $38,786 and net operating loss carryforwards for state purposes expiring as follows: 2018 - $52,537 and 2032 - $45,070.

5. Related Party Transactions

For the year ended September 30, 2013, the Company paid its Parent $805,642 in management fees to cover shared expenses. At September 30, 2013, the Company had accounts payable of $27,355 due to its Parent.

6. Concentration of Credit Risk

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances.

Two major customers accounted for $2,050,607 of management fee income for the year ended September 30, 2013, which resulted in the payout of commissions of $1,424,934.

7. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date through the date of November 26, 2013 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events require disclosure in the financial statements:

Sword Securities Corporation
Schedule of Computation of Net Capital Pursuant to Rule 15c3-1
September 30, 2013

Total stockholder's equity	$	80,424
Less nonallowable assets		
Fees receivable		32,578
Deposits		409
Prepaid expenses		1,000
Total nonallowable assets		33,987
Haircuts		--
Net capital		46,437
Minimum net capital required		5,000
Excess net capital	$	41,437

Reconciliation with Company's computation, Included in Part II A of Form X-17A-5, as of September 30, 2013

Net capital as reported in Company's September 30, 2013 FOCUS report	$	79,613
Accounts payable		(33,176)
Net capital, as stated above	$	46,437

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	20,821
Accounts payable - related party		27,355
Total aggregate indebtedness	$	48,176
Ratio of aggregate indebtedness to net capital		1.04 to 1

See Independent Auditors' Report.

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, NJ 08540
609.520.1188 fax 609.520.9882

www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17A-5 For a Broker -Dealer Claiming an Exemption from Rule 15c3-3

To the Board of Directors,
Sword Securities Corporation:

In planning and performing our audit of the financial statements of Sword Securities Corporation (the Company) as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities of section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), The New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown PC

November 26, 2013

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, NJ 08540
609.520.1188 fax 609.520.9882

www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment

To the Board of Directors,
Sword Securities Corporation:

In accordance with Rule 17a-5(e)(4) under Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period October 01, 2012 to September 30, 2013, which were agreed to by Sword Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC and other specified parties of the report, solely to assist you and the other specified parties in evaluating Sword Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sword Securities Corporation's management is responsible for Sword Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2013 as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

WS+B

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith+Brown PC

November 26, 2013

Sword Securities Corporation
Schedule of Assessments and Payments to SIPC - Pursuant to Rule 17a-5(e)(4)
September 30, 2013

General assessment as reported on SIPC-7 for year ended September 30, 2013		$ 6,453
Less:		
Payment made with SIPC-6	5,640	5,640
Total assessment balance due		$ 813

Determination of SIPC net operating revenues and general assessment

Total revenue (FOCUS Line 12/Part IIA Line 9)	$2,581,312
General assessment @ .0025	$ 6,453

See Independent Accountants' Report.